UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GAIAM, Inc.

(Name of issuer)

Class A Common Stock, par value $.0001 per share

(Title of class of securities)

36268Q103

(CUSIP number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, address and telephone number of person authorized to receive notices and communications)

November 4, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36268Q103	13D	Page 2 of 9 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 993,017
	9.	Sole dispositive power
	10.	Shared dispositive power 993,017
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) HC; IN

CUSIP No. 36268Q103	13D	Page 3 of 9 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 993,017
	9.	Sole dispositive power
	10.	Shared dispositive power 993,017
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) HC; IN

CUSIP No. 36268Q103	13D	Page 4 of 9 Pages

1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 993,017
	8.	Shared voting power
	9.	Sole dispositive power 993,017
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) HC; OO

CUSIP No. 36268Q103	13D	Page 5 of 9 Pages

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 993,017
	8.	Shared voting power
	9.	Sole dispositive power 993,017
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 993,017
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 36268Q103	Page 6 of 9 Pages

This Amendment No. 1 to the joint statement on Schedule 13D filed by the undersigned on April 8, 2009, with respect to the Class A Common Stock, par value $.0001 per share, of GAIAM, Inc., a Colorado corporation (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 2(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated April 7, 2009, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.”

2.	Item 2(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

3.	Item 2(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

4.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 993,017 shares of Common Stock for $2,976,356.88 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

CUSIP No. 36268Q103	Page 7 of 9 Pages

5.	Items 5(a) and 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a,b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 17,853,072 shares of the Common Stock issued and outstanding as of August 5, 2010, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2010. All of the share numbers reported below are as of November 8, 2010, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5 (a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 993,017 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 993,017 shares of Common Stock, or approximately 5.6% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 993,017 shares of Common Stock, or approximately 5.6% of the outstanding shares of Common Stock.

6.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from September 9, 2010 (the date 60 days prior to the filing of Amendment No. 1 to this Schedule 13D) to November 8, 2010:

Date of Transaction	Shares Purchased/ (Sold)	Avg. Price per Share ($)
10/5/2010	(10,000)	$6.6531
10/7/2010	(4,000)	$6.8665
10/8/2010	(6,000)	$6.8782
10/14/2010	(7,044)	$7.4086
10/15/2010	(4,500)	$7.4990
10/18/2010	(3,456)	$7.5375
10/19/2010	(20,333)	$7.4283
10/20/2010	(19,600)	$7.3803
10/21/2010	(25,400)	$7.4071
10/25/2010	(1,300)	$7.6284
10/26/2010	(500)	$7.6000
11/4/2010	(38,800)	$7.6000
11/5/2010	(9,100)	$7.6319

CUSIP No. 36268Q103	Page 8 of 9 Pages

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases have been aggregated daily, and purchase prices do not reflect brokerage commissions paid.”

7.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 36268Q103	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 8, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/S/ CHARLES M. B. GOLDMAN
Charles M. B. Goldman, attorney-in-fact